Form 10-K, Exhibit 13
period 2003-12-31
IDS MANAGED FUTURES II L P
filed 2004-03-30
CIK 813831

Back to the 10-K

Exhibit 13.01

IDS Managed Futures II, L.P.
Annual Report

Message from the General Partners

Dear Limited Partner:

We are pleased to report another solid performance year for IDS Managed Futures Fund II, L.P. for 2003. The Partnership posted a gain of 18.3% for the calendar year resulting in a year- end Net Asset Value of $803.91 per unit. The Partnership began the year at $679.57 per unit. In comparison to the managed futures industry, the MAR Dollar-Weighted Public Fund Sub Index was up 11.55% for the year.

Currency trading was the driving force behind the profitable year. The financial markets were influenced by three dominant themes this past year: the global re-balancing of the U.S. dollar against other major currencies, the accommodative monetary polices of the three largest central banks, and the emergence of China as a global economic power. The latter event had perhaps the single largest effect on the currency, fixed income, energy and grain markets.

The first quarter was highly profitable as the pending war between the U.S. and Iraq, the growing U.S. budget deficit and the shrinking U.S. tax revenues helped propel the Euro against the U.S. dollar, the British pound and the Japanese yen. Energy prices moved to new highs on the possibility of war with Iraq. Fears of supply disruption, record low inventories and colder-than-normal weather were the main fundamental events that supported this upward trend. Once the conflict in Iraq began, energy prices quickly retreated as a result of a rapid U.S. victory diminishing the overall profit for this sector. Gold was the most profitable of the metals as investors turned their attention to this traditional "safe haven" market. Sugar prices, like commodities in general, continued their upward trend producing a nice profit for the Partnership. All in all, the Partnership was up over 10% for the first quarter of the year.

The currency and interest rate sector were the sectors to highlight in the second quarter. Although the quick U.S. victory in Iraq initially provided strength to the U.S. dollar, the reality of the cost of this war fueling a higher budget deficit coupled with a low U.S. savings rate placed downward pressure on the Dollar against most major currencies. Strong gains were posted in the Euro and to a lesser extent the Swiss franc. The interest rate sector was also profitable as market prices continued to rally in response to declining U.S. interest rates. The yields fell to 45-year lows generating profits for most of the interest rate positions. Equities around the globe had mixed results which often occur when markets are in the midst of directional change. The metal sector also suffered a loss for the quarter as a result of volatile trading conditions. Agricultural products were down suffering minor losses. Soybeans, however, were profitable due to low U.S. inventories and an insufficient Brazilian supply. The Partnership posted a gain of about 4% for the second quarter.

The third quarter was the most difficult trading quarter of the year. Positive economic news in the U.S. and parts of Europe reversed the downward trend in the U.S. dollar. This lasted until mid-September when the members of the G-7 met and announced that exchange rates should reflect economic fundamentals. The market perceived this as an invitation to renew U.S. dollar selling causing the foreign exchange sector to be down for the quarter. One bright spot was the profitable position in the Japanese yen against the Dollar which strengthened despite the Bank of Japan's persistent policy to maintain a weak yen to benefit Japanese exporters. Another effect of the positive economic news was the reversal in bond markets as interest rates began moving higher with anticipation of a global economic recovery. The results were mixed throughout the yield curve. Indices were the lone profitable sector as the upward trend that started in the second quarter was firmly entrenched. Energies suffered a setback due to the sensitivity of weekly inventory news and changing OPEC production levels causing volatile price activity. Metals, both base and precious, were mixed for this period. Overall, the Partnership was down in excess of 5% for the third quarter.

Once again, currencies led the way for a very profitable fourth quarter. Despite a growing U.S. economy, the Dollar moved lower as a result of global asset reallocation. Central banks, including Saudi Arabia, China, India and Korea have been reducing the percentage of U.S. dollars in their respective currency reserves and increasing the percentage in the Euro, British pound and to a lesser extent the Japanese yen. The FOMC stated in December that interest rates would remain low for a considerable period causing the interest rate markets to quickly reverse their course and move lower. This resulted in the largest sector loss for the quarter. Indices were unprofitable due to the volatile trading partly as a result of renewed terrorist threats. Energies were also down in the fourth quarter. Overall, the price of energy continues to move higher due to low inventories and increased demand. China has now surpassed Japan as the second largest importer of crude oil for industrial consumption. Agricultural products and metals made positive contributions to the Partnership as prices rose mainly due to China's demand for raw materials as well as in response to the Dollar's weakness. China has now become the largest recipient of direct foreign investment surpassing the U.S. Performance for the fourth quarter was in excess of 8%.

The Partnership continues to be managed by two independent Commodity Trading Advisors. John W. Henry & Company, Inc. ("JWH") manages the majority of the assets of the Partnership using its Financial and Metals Portfolio while Sunrise Capital Partners, LLC ("Sunrise") uses its Expanded Diversified program to manage the balance. JWH has been managing the portfolio since this Partnership's inception, March 1988 while Sunrise was added as of December 2001. The General Partners continue to monitor on-going trading performance and will make additional changes if and when warranted.

The General Partners look forward to 2004 with optimism. We believe that the continued uncertainty in the Middle East, the emergence of China as an importer of raw materials and the upcoming U.S. elections will provide market opportunities not only in the financial but also the physical markets. This uncertainly will continue to make the Partnership a valued part of your diversified investment portfolio.

Thank you for your ongoing support of the Partnership.

Kris Petersen President IDS Futures Corporation	James A. Davison Chairman, CEO and Director CIS Investments, Inc.

IDS Managed Futures II, LP
Table of Contents

Independent Auditors' Report

Financial Statements:
      Statements of Financial Condition, December 31, 2003 and 2002

      Statements of Operations, Years ended December 31, 2003, 2002, and 2001

      Statements of Changes in Partners' Capital, Years ended December 31, 2003, 2002, and 2001

Notes to Financial Statements

Condensed Schedule of Investments, December 31, 2003

Acknowledgment

Independent Auditors' Report

The Board of Directors of CIS Investments, Inc. and the Partners of IDS Managed Futures II, L.P.:

We have audited the accompanying statements of financial condition of IDS Managed Futures II, L.P. (the Partnership) as of December 31, 2003 and 2002, including the condensed schedule of investments as of December 31, 2003, and the related statements of operations and changes in partners' capital for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IDS Managed Futures II, L.P. as of December 31, 2003 and 2002, and the results of its operations and changes in partners' capital for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

February 6, 2004

IDS MANAGED FUTURES II, L.P. STATEMENTS OF FINANCIAL CONDITION December 31, 2003 and 2002

Assets	2003	2002
Assets:
Equity in commodity futures trading accounts:
Cash on deposit with Brokers	$4,770,784	4,110,534
Unrealized gain on open contracts	272,081	435,209
Investment in other commodity pools	2,325,047	2,233,099
	7,367,912	6,778,842

Interest Receivable	2,827	3,624
Redemptions receivable from other commodity pools	43,163	31,505
Total Assets	$7,413,902	6,813,971

Liabilities and Partners' Capital
Liabilities:
Accrued commissions	$6,045	6,991
Accrued exchange, clearing and NFA fees	74	37
Accrued management fees	8,373	7,547
Accrued incentive fees	187	0
Accrued operating expenses	32,000	32,000
Accrued general partner fee	188	805
Redemptions payable	85,731	57,978

Total liabilities	132,598	105,358

Partners' Capital:
Limited partners (8,680.82 and 9,495.22 units outstanding at December 31, 2003 and 2002, respectively)	6,978,577	6,452,706
General partners (376.57 units outstanding at December 31, 2003 and 2002, respectively)	302,727	255,907
Total parters' capital	7,281,304	6,708,613
Total liabilities and partners' capital	$7,413,902	6,813,971

See accompanying notes to financial statements.

IDS MANAGED FUTURES II, L.P. STATEMENTS OF OPERATIONS Years ended December 31, 2003, 2002, and 2001

	2003	2002	2001
Revenues (losses):
Gain (loss) on trading of commodity contracts
Realized gain on closed positions	$1,374,727	1,584,780	615,019
Change in unrealized (loss) gain on open contracts	(163,128)	257,134	(1,052,041)
Interest Income	40,682	48,808	202,337
Income from investment in other commodity pools	433,942	324,042	12,038
Foreign currency transaction gain	20,523	13,180	12,762
Other income	7,178	5,654	38,025
Total revenues (losses)	1,713,924	2,233,598	(171,860)

Expenses:
Commissions	234,664	181,858	325,180
Exchange, clearing, and NFA fees	1,000	988	34,876
Management fees	100,739	78,855	105,176
Incentive fees	120,053	214,801	7,402
Administrative fee	6,466	7,022	1,803
Other operating expenses	50,171	58,821	47,680
Total expenses	513,093	542,345	522,117

Net income (loss)	$1,200,831	1,691,253	(693,977)

Income (loss) per unit of limited partnership interest *	$124.34	163.93	(60.92)
Income (loss) per unit of general partnership interest *	$124.34	163.93	(60.92)
* Represents the increase (decrease) in unit value during the year.

See accompanying notes to financial statements.

IDS MANAGED FUTURES II, L.P. STATEMENTS OF CHANGES IN PARTNERS' CAPITAL Years ended December 31, 2003, 2002, and 2001

	Units*	Limited partners	General partners	Total partners' capital

Balance at December 31, 2000	11,515.47	$6,639,371	296,948	6,936,319

Net (loss)	0	(665,679)	(28,298)	(693,977)

Redemptions	(1,016.52)	(560,062)	(36,449)	(596,511)

Balance at December 31, 2001	10,498.95	5,413,630	232,201	5,645,831

Net income	0	1,633,040	58,213	1,691,253

Redemptions	(1,003.73)	(593,964)	(34,507)	(628,471)

Balance at December 31, 2002	9,495.22	6,452,706	255,907	6,708,613

Net income	0	1,154,011	46,820	1,200,831

Redemptions	(814.40)	(628,140)	0	(628,140)

Balance at December 31, 2003	8,680.82	$6,978,577	302,727	7,281,304

Net asset value per unit December 31, 2003		$803.91	803.91

Net asset value per unit December 31, 2002		679.57	679.57

Net asset value per unit December 31, 2001		515.64	515.64

* Units of Limited Partnership interest.

See accompanying notes to financial statements.

Notes to Financial Statements
December 31, 2003, 2002, 2001

(1) General Information and Summary

IDS Managed Futures II, L.P. (the Partnership), a limited partnership organized in April 1987 under the Delaware Revised Uniform Limited Partnership Act, was formed to engage in the speculative trading of commodity interests including futures contracts, forward contracts, physical commodities, and related options thereon pursuant to the trading instructions of independent trading advisors. The General Partners are IDS Futures Corporation (IDSFC) and CIS Investments, Inc (CISI). The clearing broker is Cargill Investor Services, Inc. (Clearing Broker or CIS), the parent company of CISI. The broker for forward contracts is CIS Financial Services, Inc. (CISFS or Forwards Currency Broker), an affiliate of CISI. The Clearing Broker and the Forwards Currency Broker collectively will be referred to as the Brokers.

The Partnership shall be terminated on December 31, 2007 if none of the following occur prior to that date: (1) investors holding more than 50% of the outstanding units notify the General Partners to dissolve the Partnership as of a specific date; (2) disassociation of the General Partners with the Partnership; (3) bankruptcy of the Partnership; (4) decrease in the net asset value to less than $1,500,000; (5) the Partnership is declared unlawful; or (6) the net asset value per unit declines to less than $125 per unit and the partners elect to terminate the Partnership.

(2) Summary of Significant Accounting Policies

The accounting and reporting policies of the Partnership conform to accounting principles generally accepted in the United States of America and to general practices within the commodities industry. The following is a description of the more significant of those policies that the Partnership follows in preparing its financial statements.

Revenue Recognition

Commodity futures contracts, forward contracts, physical commodities, and related options are recorded on the trade date. All such transactions are recorded on the identified cost basis and marked to market daily. Unrealized gains on open contracts reflected in the statements of financial condition represent the difference between original contract amount and market value (as determined by exchange settlement prices for futures contracts and related options and cash dealer prices at a predetermined time for forward contracts, physical commodities, and their related options) as of the last business day of the year or as of the last date of the financial statements.

The Partnership earns interest on 100% of the Partnership's average monthly cash balance on deposit with the Brokers at a rate equal to 80% of the average 91-day Treasury bill rate for U.S. Treasury bills issued during that month.

Redemptions

A Limited Partner may cause any or all of his or her units to be redeemed by the Partnership effective as of the last trading day of any month. Redemptions are based on the Net Asset Value per unit on such date as of the last day of the month and require ten days written notice to the General Partners. Payment will be made within ten business days of the effective date of the redemption. The Partnership's Limited Partnership Agreement contains a full description of redemption and distribution procedures.

Commissions

The Partnership pays CIS commissions on trades executed on its behalf at a rate of $29.375 per half-turn contract. For trades executed by Welton Investment Corporation, the Partnership paid $21.875 per half-turn contract. The Partnership pays these commissions directly to CIS and CISFS, and CIS then reallocates the appropriate portion to American Express Financial Advisors Inc. (AEFA Advisors).

Foreign Currency Transactions

Trading accounts in foreign currency denominations are susceptible to both movements in underlying contract markets as well as fluctuations in currency rates. Translation of foreign currencies into U.S. dollars for closed positions is translated at an average exchange rate for the year while year-end balances are translated at the year-end currency rates. The impact of the translation is reflected in the statements of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Fees

Management fees are accrued and paid monthly and incentive fees are accrued monthly and paid quarterly. Trading decisions for the periods of these financial statements were made by the following Commodity Trading Advisors (CTAs): John W. Henry & Company, Inc. (JWH) and Welton Investment Corporation (Welton).

Under signed agreement JWH receives a monthly management fee of 0.166% (a 2% annual rate) of the Partnership's month-end net assets under its management calculated before reduction for any incentive fee and redemptions for the month. Also, under signed agreement the Partnership pays to JWH a quarterly incentive fee equal to 20% of the new trading profits, if any, attributable to trading directed by JWH. This fee is calculated after deduction of all trading expenses including management fee.

Under signed agreement Welton received a monthly management fee of 0.166% (a 2% annual rate) of the Partnership's month-end net assets under its management calculated before reduction for any incentive fee and redemptions for the month. Also, under signed agreement the Partnership paid to Welton a quarterly incentive fee equal to 20% of the new trading profits, if any, attributable to trading directed by Welton. This fee was calculated after deduction of all trading expenses including management fee. The Partnership stopped using Welton as a CTA effective November 30, 2001.

(4) Income Taxes

No provision for Federal income taxes has been made in the accompanying financial statements as each partner is responsible for reporting income (loss) based on the pro rata share of the profits or losses of the Partnership. The Partnership is responsible for the Illinois State Partnership Information and Replacement Tax based on the operating results of the Partnership. Such tax amounted to $0, $0, and $0 for the years ended December 31, 2003, 2002, and 2001, respectively, and is included in other operating expenses in the statements of operations.

(5) Trading Activities and Related Risks

The Partnership's investment in other commodity pools are subject to the market and credit risks of financial instruments and commodity contracts held or sold short by those entities. The Partnership bears the risk of loss only to the extent of the market value of its respective investments.

The Partnership engages in the speculative trading of U.S. and foreign futures contracts, options on U.S. and foreign futures contracts, and forward contracts (collectively derivatives). These derivatives include both financial and non-financial contracts held as part of a diversified trading strategy. The Partnership is exposed to both market risk, the risk arising from changes in the market value of the contracts, and credit risk, the risk of failure by another party to perform according to the terms of a contract.

The purchase and sale of futures and options on futures contracts requires margin deposits with a Futures Commission Merchant (FCM). Additional deposits may be necessary for any loss on contract value. The Commodity Exchange Act (CEAct) requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other property, such as U.S. Treasury Bills, deposited with an FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to a pro rata share of segregated funds available. It is possible that the recovered amount could be less than the total of cash and other property deposited.

The Partnership has cash on deposit with an affiliate interbank market maker in connection with its trading of forward contracts. In the event of interbank market maker's insolvency, recovery of the Partnership assets on deposit may be limited to account insurance or other protection afforded such deposits. In the normal course of business, the Partnership does not require collateral from such interbank market maker. Due to forward contracts being traded in unregulated markets between principals, the Partnership also assumes a credit risk, the risk of loss from counter party non-performance.

For derivatives, risks arise from changes in the market value of the contracts. Theoretically, the Partnership is exposed to a market risk equal to the value of futures and forward contracts purchased and unlimited liability on such contracts sold short. As both a buyer and seller of options, the Partnership pays or receives a premium at the outset and then bears the risk of unfavorable changes in the price of the contract underlying the option.

Net trading results from derivatives for the years ended December 31, 2003, 2002, and 2001, are reflected in the statement of operations and equal gains (losses) from trading less brokerage commissions. Such trading results reflect the net gain arising from the Partnership's speculative trading of futures contracts options on futures contracts, and forward contracts.

The notional amounts of open contracts at December 31, 2003, as disclosed in the Condensed Schedule of Investments, do not represent the Partnership's risk of loss due to market and credit risk, but rather represent the extent of the Partnership's involvement in derivatives at the date of the statement of financial condition.

The Limited Partners bear the risk of loss only to the extent of the market value of their respective investments.

(6) Investments in Other Commodity Pool

In December of 2001, the Partnership invested in another commodity pool, IDS Managed Fund LLC (IDSMF). The investment is subject to the terms of the respective advisory contract and other agreements of this commodity pool.

Income (loss) is net of the Partnership's proportionate share of fees and expenses incurred or charged by IDSMF. During 2003, IDSMF charged monthly management fees of 1/12 of 2% of the month-end net asset value and a quarterly incentive fee of 20% of net trading profits.

Investment value in IDSMF is based on the proportionate share of units the Partnership has in IDSMF at the end of each month. The Partnership's risk of loss in its investee pool is limited to its investment. The Partnership may make additional contributions or withdrawals to its investment in IDSMF as of the last day of any month.

Summarized information reflecting the Partnership's investment in, and the operations of, the investee pool is as shown in the following table.

Investment in IDSMF, December 31, 2002	$2,233,099
Results of operations of IDSMF:
Revenues	2,998,971
Management and incentive fees	(623,747)
Other expenses	(217,219)

Net income before allocation to Limited Partners	2,158,005
Allocation to the other Limited Partner	(1,724,063)

Partnership's income from investment in IDSMF	433,942
Partnership's redemptions in IDSMF	(341,994)
91,948

Net Asset Value of the Partnership's investment in IDSMF, December 31, 2003	$2,325,047

The following table is a summary of IDSMF's net assets, at December 31, 2003.

	Number of contracts	Principal/ notional value	Value/open trade equity
Long positions
Futures positions:
Agriculture	24	513,560	(19,180)
Energy	50	1,714,110	(36,140)
Interest rates	40	$12,250,750	6,318
Metals	189	7,933,158	974,478
Indices	25	3,219,588	114,327

		25,631,166	1,039,803
Forward positions:
Currencies	17	22,129,978	250,674

Total long positions		$47,761,144	1,290,477

Short positions:
Futures positions:
Interest Rates	53	$5,379,912	(12,018)
Metals	36	398,040	(116,952)

		5,777,952	(128,970)

Forward positions:
Currencies	4	2,811,617	(13,680)

Total short positions		$8,589,569	(142,650)

Total open contracts			$1,147,827
Cash on deposit with brokers			10,258,908
Other assets in excess of Liabilities			(679,603)

Net assets of the investee pool			$10,727,132
Allocation for other limited partner's investment			(8,402,085)

Net assets of Partnership's investment in IDSMF, December 31, 2003			$2,325,047

(7) Financial Highlights

The following financial highlights show the Partnership's financial performance for the period ended December 31, 2003. Total return is calculated as the change in a theoretical beneficial owner's investment over the entire period - a percentage change in the net asset value from December 31, 2002 to December 31, 2003. Total return is calculated based on the aggregate return of the Partnership taken as a whole.

Total Return
Total return before incentive fee	19.81%
Less incentive fee allocation	1.51%

Total Return	18.30%

Ratio to Average net assets:
Net income	16.68%
Expenses:
Expenses	5.46%
Incentive fees	1.67%

Total expenses	7.13%

The net income and expense ratios are computed based upon the weighted average net assets for the Partnership for the period ended December 31, 2003.

IDS MANAGED FUTURES II, L.P. Condensed Schedule of Investments December 31, 2003

	Number of contracts	Principal/ notional value	Value/open trade equity
Long positions
Futures positions (1.43%)
Interest rates	123	$22,043,168	(7,904)
Metals	33	1,428,711	82,845
Indices	32	1,083,705	29,267
		24,555,584	104,208
Forward positions (3.14%):
Currencies	10	15,114,902	228,287

Total long positions		$39,670,486	332,495

Short positions
Futures positions (-0.69%)
Indices	8	797,946	(49,919)

Forward positions (-0.14%):
Currencies	5	2,362,232	(10,495)

Total short positions		$3,160,178	(60,414)

Total open contracts (3.74%)			$272,081
Cash on deposit with brokers (65.52%)			4,770,784
Investment in other commodity pools (31.93%)			2,325,047
Other assets in excess of Liabilities (-1.19%)			(86,608)

Net assets (100.0%)			$7,281,304

See accompanying independent auditors' report

Acknowledgment

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Shaun D. O'Brien Chief Financial Officer, CIS Investments, Inc., One of the General Partners and Commodity Pool Operators of IDS Managed Futures II, L.P.