Form 10-K, Exhibit 13
period 2004-12-31
IDS MANAGED FUTURES II L P
filed 2005-03-31
CIK 813831

Back to the 10-K

Exhibit 13.01

IDS Managed Futures II, L.P.
Annual Report

Message from the General Partners

Dear Limited Partner:

The Partnership recorded a profit of $247,097 or $33.17 per unit for 2004 representing a gain of 4.13%. On December 31, 2004 JWH & Co was managing 70% of the Partnership's assets while Sunrise Capital Partners was managing 30% of the Partnership's assets.

Volatility was a major factor in many markets. During the first half of the year, choppy markets were unfavorable for most trend-following strategies, even with some select markets having strong directional moves. Although not high by historical standards, the spikes in volatility were apparent through large price moves coupled with strong reversals. Nevertheless, the second half of the year, especially the fourth quarter, was marked by a strong dollar decline, a rally in bonds, defined direction in the agricultural commodities (cocoa, coffee, grains) and energy and all contributed to last quarter gains.

The performance in the first quarter was positive, with the bulk of the profits coming from the fixed-income sector, followed by the agriculture, metals and energy sectors. Profits were gained from lower yields in the fixed income sector in both the US and Europe. US bonds continued to rally during the first quarter, though higher US yields were expected after Mr. Greenspan's comment on the need for higher interest rates. The largest gains of the quarter were posted in the European fixed-income market as slow growth in the EU (especially Germany) was a strong driver in the rally by both the Bund and Bobl markets. Profits were seen in agriculture, with soybeans reaching highs not seen in decades. In metals, profits were gained in both copper and silver. Base metal prices rose on the back of strong manufacturing growth in China and continued growth in US housing. Energies also posted positive returns. Limits to production and increased talk of an OPEC cut helped to continue the upward trend. Global stock indices added slightly to performance during the quarter, as no clear trends were apparent. The currency sector dampened the Partnership's gains from other markets in the first quarter. The markets were hit with strong increases in volatility and daily trading ranges, as well as some key reversals.

The Partnership's performance was down during the second quarter as five out of six market sectors traded posted losses. The change in US employment growth prospects hurt profitability. Concerns about future growth in China and Chinese monetary policy changes aimed at controlling the growth in credit caused a major reversal in many commodity markets, especially the base metals. Currencies saw limited longer-term price changes coupled with strong reversals. In the case of the yen, there was no government intervention during the second quarter as there had been during the first quarter, but the relatively high level of volatility continued because of the threat of further intervention. The fixed-income sector also hurt performance during the quarter. Even after the first rate increase in four years, the price of the 10-year bond was only slightly higher than at the beginning of the year. The Bund market was also range-bound, because of the steadier monetary policy of the European Central Bank, as well as muted growth and inflation prospects in Europe. Stock indices hurt performance, as mixed views on growth prospects in key economies kept prices in a relatively tight range. Energy trading proved to be the sole area for profits during the quarter.

The Partnership's returns in the third quarter were negative. The sectors holding back performance were currencies, domestic interest rates, stock indices and metals. US equities continued to stay range-bound for most of the third quarter as the VIX index of volatility fell to all-time lows. However, the European and Japanese markets did not follow suit. The Eurostoxx was able to rally towards the end of summer, while the Nikkei index bounced off the lows it had reached earlier in the year. On the other hand, the energy sector once again provided the best returns, as a combination of hurricanes in the Gulf of Mexico and political risk in the Middle East drove crude oil prices higher than $50 per barrel at the end of September. Additional gains were seen during the quarter in fixed income. Despite the fact that the rise in US short-term interest rates reduced growth and inflationary expectations, there was a major bond rally. Fixed income also rallied in Japan, Australia, Great Britain and, to a lesser extent, in Europe. The Partnership also benefited as the grain markets continued to fall in response to expectations that harvests would be very strong.

Performance was very strong during the fourth quarter as the currency sector was able to break out of its year long trading range. When the markets started expecting a Bush win and grasped the effects of another four years of his presidency, the US dollar sell-off began. The US dollar sell-off also helped the fixed-income sector to post positive returns for the quarter, as European rates rallied reflecting slowing economies and the strengthening euro across Europe. Compared to the currency and fixed-income markets, the other market sectors (indices, metals, energies and agriculture) were mixed for the quarter, and did not have an appreciable effect on the Partnership's returns.

Overall, the Partnership had a positive year. After an extremely difficult first half of 2004 characterized by choppy, trendless markets, the Advisors' investment approaches once again proved profitable in the second half of the year. The Partnership continues to be managed by two independent Commodity Trading Advisors. John W. Henry & Company's Financial and Metals program manages the majority of the assets of the Partnership, while Sunrise Capital Partner's Expanded Diversified program manages the balance. The General Partners continue to monitor on-going trading performance and will make additional changes if and when warranted.

On Feb. 1, 2005, American Express Company, announced plans to pursue a spin-off of 100% of the common stock of American Express Financial Corporation (AEFC) to shareholders of American Express Company. IDS Futures Corporation, one of the General Partners of IDS Managed Futures II, L.P. is an indirect subsidiary of AEFC. The transaction, expected to be completed in the third quarter of 2005, is subject to certain regulatory and other approvals, as well as final approval by the board of directors of American Express Company. Upon completion of the transaction AEFC will be a publicly traded company separate from American Express Company. The current agreements between AEFC and its affiliates will remain in place. No changes in operations or personnel are anticipated.

Effective March 7, 2005, Frank A. McCarthy became President of IDS Futures Corporation, replacing Kris Peterson. Mr. McCarthy joined AEFA in August 2004 as Vice President and General Manager of Brokered Products and Trust Services and has over twenty years of experience in the investment industry. The General Partners do not feel that this appointment will have a material effect on the Partnership.

Thank you for your ongoing support of the Partnership.

Frank A. McCarthy President IDS Futures Corporation	James A. Davison President, CEO and Director CIS Investments, Inc.

IDS Managed Futures II, LP
Table of Contents

Report of Independent Registered Public Accounting Firm

Financial Statements:
       Statements of Financial Condition, December 31, 2004 and 2003

       Statements of Operations, Years ended December 31, 2004, 2003, and 2002

       Statements of Changes in Partners' Capital, Years ended December 31, 2004, 2003, and 2002

       Condensed Schedule of Investments, December 31, 2004

Notes to Financial Statements

Acknowledgment

Report of Independent Registered Public Accounting Firm

The Board of Directors of CIS Investments, Inc. and the Partners of IDS Managed Futures II, L.P.:

We have audited the accompanying statements of financial condition of IDS Managed Futures II, L.P. (the Partnership) as of December 31, 2004 and 2003, including the condensed schedule of investments as of December 31, 2004, and the related statements of operations and changes in partners' capital for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IDS Managed Futures II, L.P. as of December 31, 2004 and 2003, and the results of its operations and changes in partners' capital for each of the years in the three-year period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

March 9, 2005

IDS MANAGED FUTURES II, L.P. Statements of Financial Condition December 31, 2004 and 2003

Assets	2004	2003
Assets:
Equity in commodity futures trading accounts:
Cash on deposit with Brokers	$4,473,090	4,770,784
Unrealized gain on open contracts	380,042	272,081
Investment in other commodity pools	2,100,571	2,325,047
	6,953,703	7,367,912

Interest receivable	6,692	2,827
Redemptions receivable from other commodity pools	29,909	43,163
Total Assets	$6,990,304	7,413,902

Liabilities and Partners' Capital
Liabilities:
Accrued commissions	$12,984	6,233
Accrued exchange, clearing and NFA fees	98	74
Accrued management fees	8,062	8,373
Accrued incentive fees	20,358	187
Accrued operating expenses	25,000	32,000
Redemptions payable	54,353	85,731

Total liabilities	120,855	132,598

Partners' Capital:
Limited partners (7,829.93 and 8,680.82 units outstanding at December 31, 2004 and 2003, respectively)	6,554,232	6,978,577
General partners (376.57 units outstanding at December 31, 2004 and 2003)	315,217	302,727
Total parters' capital	6,869,449	7,281,304
Total liabilities and partners' capital	$6,990,304	7,413,902

See accompanying notes to financial statements.

IDS MANAGED FUTURES II, L.P. Statements of Operations Years ended December 31, 2004, 2003, and 2002

	2004	2003	2002
Revenues:
Gain (loss) on trading of commodity contracts:
Realized gain on closed positions	$364,284	1,374,727	1,584,780
Change in unrealized gain (loss) on open contracts	107,961	(163,128)	257,134
Interest Income	48,398	40,682	48,808
Income from investment in other commodity pools	131,336	433,942	324,042
Foreign currency transaction (loss) gain	(9,801)	20,523	13,180
Other income	0	7,178	5,654
Total revenues	642,178	1,713,924	2,233,598

Expenses:
Commissions	238,607	241,130	188,880
Exchange, clearing, and NFA fees	1,227	1,000	988
Management fees	86,398	100,739	78,855
Incentive fees	33,818	120,053	214,801
Operating expenses	35,031	50,171	58,821
Total expenses	395,081	513,093	542,345

Net income	$247,097	1,200,831	1,691,253

Income per unit of limited partnership interest *	$33.17	124.34	163.93
Income per unit of general partnership interest *	33.17	124.34	163.93
* Represents the increase in unit value during the year.

See accompanying notes to financial statements.

IDS MANAGED FUTURES II, L.P. Statements of Changes in Partners' Capital Years ended December 31, 2004, 2003, and 2002

	Units*	Limited partners	General partners	Total partners' capital

Balance at December 31, 2001	10,498.95	$5,413,630	232,201	5,645,831

Net income		1,633,040	58,213	1,691,253

Redemptions	(1,003.73)	(593,964)	(34,507)	(628,471)

Balance at December 31, 2002	9,495.22	6,452,706	255,907	6,708,613

Net income		1,154,011	46,820	1,200,831

Redemptions	(814.40)	(628,140)	0	(628,140)

Balance at December 31, 2003	8,680.82	6,978,577	302,727	7,281,304

Net income		234,607	12,490	247,097

Redemptions	(850.89)	(658,952)	0	(658,952)

Balance at December 31, 2004	7,829.93	$6,554,232	315,217	6,869,449

Net asset value per unit at December 31, 2004		$837.08	837.08

Net asset value per unit at December 31, 2003		803.91	803.91

Net asset value per unit at December 31, 2002		679.57	679.57

* Units of Limited Partnership interest.

See accompanying notes to financial statements.

IDS MANAGED FUTURES II, L.P. Condensed Schedule of Investments December 31, 2004

	Number of contracts	Principal/ notional value	Value/open trade equity
Long positions
Futures positions (0.94%):
Interest rates	242	$49,499,296	$(25,309)
Metals	31	1,580,020	66,366
Indices	59	2,136,784	23,471

		53,216,100	64,528

Forward positions (5.94%):
Australian dollar	2	872,443	35,920
Swiss Franc	1	3,286,042	63,941
European Euro	3	4,742,954	123,828
British Pound	4	4,850,889	17,837
Japanese Yen	1	5,973,746	167,146

		19,726,074	408,672

Total long positions		$72,942,174	473,200

Short positions
Futures positions (-0.44%):
Interest Rates	45	$10,849,500	(7,875)
Metals	3	242,275	(22,600)

		11,091,775	(30,475)

Forward positions (-0.91%):
European Euro	1	591,851	(11,753)
Japanese Yen	5	2,504,387	(50,930)

		3,096,238	(62,683)

Total short positions		$14,188,013	(93,158)

Total open contracts (5.53%)			$380,042
Cash on deposit with brokers (65.12%)			4,473,090
Investment in other commodity pools (30.58%)			2,100,571
Other liabilities in excess of assets (-1.23%)			(84,254)

Net assets (100.00%)			$6,869,449

See accompanying notes to financial statements.

Notes to Financial Statements December 31, 2004, 2003, 2002

(1)	General Information and Summary
IDS Managed Futures II, L.P. (the Partnership), a limited partnership organized on April 21, 1987 under the Delaware Revised Uniform Limited Partnership Act, was formed to engage in the speculative trading of commodity interests including futures contracts, forward contracts, physical commodities, and related options thereon pursuant to the trading instructions of independent trading advisors. The Partnership began trading on June 14, 1987.

The General Partners are IDS Futures Corporation (IDSFC) and CIS Investments, Inc. (CISI). The General Partners are registered commodity pool operators under the Commodity Exchange Act, as amended (the "CE Act") and are responsible for administering the business and affairs of the Partnership exclusive of trading decisions. IDS Futures is an affiliate of American Express Financial Advisors Inc. ("AEFA"), formerly IDS Financial Services Inc., which acts as the Partnership's introducing broker and selling agent. The clearing broker is Cargill Investor Services, Inc. (Clearing Broker or CIS), an affiliate company of CISI. The broker for forward contracts is CIS Financial Services, Inc. (CISFS or Forwards Currency Broker), an affiliate of CISI. The Clearing Broker and the Forwards Currency Broker collectively will be referred to as the Brokers.

Units of the Partnership representing an investment of $40 million were offered through December 31, 1988. Effective January 1, 1989, the Partnership no longer accepted new investors. During the combined offerings, 60,127.14 units, representing a total investment of $14,983,249, were purchased by the Limited Partners; and 627.95 units, representing a total investment of $150,110 were purchased by the General Partners. Refer to the IDS Managed Futures II, L.P. prospectus dated July 14, 1987.

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

(a) Revenue Recognition
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

(b) Redemptions
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

(c) Commissions
The Partnership pays CIS commissions on trades executed on its behalf at a rate of $29.375 per half-turn contract. For trades executed by Sunrise Capital Partners, via the Partnership's investment in IDS Managed Fund LLC (refer to Footnote 6 - Investments in Other Commodity Pool), the Partnership paid $21.875 per half-turn contract. The Partnership pays these commissions directly to CIS and CISFS, and CIS then reallocates $18.625 and $12.50, respectively, to AEFA, which provides introducing brokerage service to the Partnership.

(d) Foreign Currency Transactions
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

(e) Use of Estimates
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

(f) Reclassification
Certain amounts in the 2003 and 2002 financial statements have been reclassified to conform to the 2004 presentation.

(3)	Fees
Management fees are accrued and paid monthly and incentive fees are accrued monthly and paid quarterly. Trading decisions for the periods of these financial statements were made by the following Commodity Trading Advisors (CTAs): John W. Henry & Company, Inc. (JWH) and Sunrise Capital Partners, via the Partnership's investment in IDS Managed Fund LLC (refer to Footnote 6 - Investments in Other Commodity Pool).

Under signed agreement JWH receives a monthly management fee of 0.167% (a 2% annual rate) of the Partnership's month-end net assets under its management calculated before reduction for any incentive fee and redemptions for the month. Also, under signed agreement the Partnership pays to JWH a quarterly incentive fee equal to 20% of the new trading profits, if any, attributable to trading directed by JWH. This fee is calculated after deduction of all trading expenses including management fees.

(4)	Income Taxes
No provision for Federal income taxes has been made in the accompanying financial statements as each partner is responsible for reporting income (loss) based on the pro rata share of the profits or losses of the Partnership.

(5)	Trading Activities and Related Risks
The Partnership's investment in other commodity pools is recorded at fair value and is subject to the market and credit risks of financial instruments and commodity contracts held or sold short by those entities. The Partnership bears the risk of loss only to the extent of the market value of its respective investments.

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

The purchase and sale of futures and options on futures contracts requires margin deposits with a Futures Commission Merchant (FCM). Additional deposits may be necessary for any loss on contract value. The Commodity Exchange Act (CE Act) requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other property, such as U.S. Treasury Bills, deposited with an FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to a pro rata share of segregated funds available. It is possible that the recovered amount could be less than the total of cash and other property deposited.

The Partnership has cash on deposit with an affiliate interbank market maker in connection with its trading of forward contracts. In the event of interbank market maker's insolvency, recovery of the Partnership assets on deposit may be limited to account insurance or other protection afforded such deposits. In the normal course of business, the Partnership does not require collateral from such interbank market maker. Due to forward contracts being traded in unregulated markets between principals, the Partnership also assumes a credit risk, the risk of loss from counterparty non-performance.

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

Net trading results from derivatives for the years ended December 31, 2004, 2003, and 2002, are reflected in the statements of operations and equal gains (losses) from trading less brokerage commissions. Such trading results reflect the net gain arising from the Partnership's speculative trading of futures contracts, options on futures contracts, and forward contracts.

The notional amounts of open contracts at December 31, 2004, as disclosed in the Condensed Schedule of Investments, do not represent the Partnership's risk of loss due to market and credit risk, but rather represent the extent of the Partnership's involvement in derivatives at the date of the statement of financial condition.

The Limited Partners bear the risk of loss only to the extent of the market value of their respective investments.

(6)	Investments in Other Commodity Pool
In December of 2001, the Partnership invested in another commodity pool, IDS Managed Fund LLC (IDSMF). Trading decisions for IDSMF for the fiscal year ended December 31, 2004 were made by Sunrise Capital Partners, LLC. The investment is subject to the terms of the respective advisory contract and other agreements of this commodity pool.

Income (loss) is net of the Partnership's proportionate share of fees and expenses incurred or charged by IDSMF. During 2004, IDSMF charged monthly management fees of 0.167% (a 2% annual rate) of the month-end net asset value and a quarterly incentive fee of 20% of net trading profits.

Investment value in IDSMF is based on the proportionate share of units the Partnership has in IDSMF at the end of each month. The Partnership's risk of loss in its investee pool is limited to its investment. The Partnership may make additional contributions or withdrawals to its investment in IDSMF as of the last day of any month.

Summarized information reflecting the Partnership's investment in, and the operations of, the investee pool is as shown in the following table.

Net Asset Value of Partnership's Investment in IDSMF, December 31, 2003	$ 2,325,047
Results of operations of IDSMF:
Revenues	1,183,797
Management and incentive fees	(516,466)
Other expenses	(136,603)
Net income before allocation to limited partners	530,728
Allocation to the other limited partner	(399,392)
Partnership's income from investment in IDSMF	131,336
Partnership's redemptions in IDSMF	(355,812)
Net asset value of Partnership's investment in IDSMF, December 31, 2004	$ 2,100,571

The following table is a summary of IDSMF's net assets, at December 31, 2004.

	Number of contracts	Principal/ notional value	Value/open trade equity
Long positions
Futures positions:
Agriculture	24	$933,750	44,925
Interest rates	124	13,265,713	31,727
Metals	62	2,958,107	92,636
Indices	19	2,854,071	47,404

		20,011,641	216,692
Forward positions:
Currencies	114	28,705,830	224,171

Total long positions		$48,717,471	440,863

Short positions
Futures positions:
Agriculture	30	$367,863	5,475
Interest Rates	50	12,093,500	21,188
Metals	10	509,272	(53,463)

		12,970,635	(26,800)
Forward positions:
Currencies	88	15,820,824	(192,800)

Total short positions		$28,791,459	(219,600)

Total open contracts			$221,263
Cash on deposit with brokers			8,407,982
Other liabilities in excess of assets			(268,213)

Net assets of the investee pool			8,361,032
Allocation for other limited partner's investment			(6,260,461)

Net assets of Partnership's investment in IDSMF, December 31, 2004			$2,100,571

(7)	Financial Highlights
The following financial highlights show the Partnership's financial performance for the period ended December 31, 2004. Total return is calculated as the change in a theoretical beneficial owner's investment over the entire period - a percentage change in the net asset value from December 31, 2003 to December 31, 2004. Total return is calculated based on the aggregate return of the Partnership taken as a whole.

Net Asset Value per unit at December 31, 2003	$ 803.91
Income per unit	33.17

Net Asset Value per unit at December 31, 2004	837.08

Total Return:
Total return before incentive fee	4.55%
Less incentive fee allocation	0.42%

Total Return	4.13%

Ratio to Average net assets:
Net income	3.80%
Expenses:
Expenses	5.56%
Incentive fees	0.52%

Total expenses	6.08%

The net income and expense ratios are computed based upon the weighted average net assets for the Partnership for the period ended December 31, 2004.

Acknowledgment

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Shaun D. O'Brien Chief Financial Officer, CIS Investments, Inc., One of the General Partners and Commodity Pool Operators of IDS Managed Futures II, L.P.